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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                          CARDIOTHORACIC SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14190710
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            John E. Runnells
                            The Vertical Group, L.P.
                            18 Bank Street
                            Summit, N.J.  07901
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 4, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format, shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

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


                                  SCHEDULE 13D
====================================================================================================================================
CUSIP NO. 14190710                                                                                                Page 2 of 10 Pages
------------------------------------------------------------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Vertical Fund Associates, L.P.
------------------------------------------------------------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                       (a) |_|
                                                                                                                           (b) |_|
------------------------------------------------------------------------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                        WC
------------------------------------------------------------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                                                |_|
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                        Delaware
------------------------------------------------------------------------------------------------------------------------------------
NUMBER OF    |    7  SOLE VOTING POWER
             |
SHARES       |         577,000
             |  --------------------------------------------------------------------------------------------------------------------
BENEFICIALLY |    8  SHARED VOTING POWER
             |  --------------------------------------------------------------------------------------------------------------------
OWNED BY     |
             |    9  SOLE DISPOSITIVE POWER
EACH         |
             |         577,000
REPORTING    |  --------------------------------------------------------------------------------------------------------------------
             |
PERSON WITH  |    10  SHARED DISPOSITIVE POWER
             |  --------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      577,000
------------------------------------------------------------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES                                                                                                     |_|
------------------------------------------------------------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
------------------------------------------------------------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                      PN
====================================================================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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


                                  SCHEDULE 13D
====================================================================================================================================
CUSIP NO. 14190710                                                                                                Page 3 of 10 Pages
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Vertical Life Sciences, L.P.
------------------------------------------------------------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                       (a) |_|
                                                                                                                           (b) |_|
------------------------------------------------------------------------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                        WC
------------------------------------------------------------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                                                |_|
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                        Delaware
------------------------------------------------------------------------------------------------------------------------------------
NUMBER OF    |    7  SOLE VOTING POWER
             |
SHARES       |         105,500
             |  --------------------------------------------------------------------------------------------------------------------
BENEFICIALLY |    8  SHARED VOTING POWER
             |  --------------------------------------------------------------------------------------------------------------------
OWNED BY     |
             |    9  SOLE DISPOSITIVE POWER
EACH         |
             |         105,500
REPORTING    |  --------------------------------------------------------------------------------------------------------------------
             |
PERSON WITH  |    10  SHARED DISPOSITIVE POWER
             |  --------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      105,500
------------------------------------------------------------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES                                                                                                     |_|
------------------------------------------------------------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
------------------------------------------------------------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                      PN
====================================================================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                                  SCHEDULE 13D
====================================================================================================================================
CUSIP NO.                                                                                                         Page 4 of 10 Pages
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stephen D. Baksa
------------------------------------------------------------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                       (a) |_|
                                                                                                                           (b) |_|
------------------------------------------------------------------------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                        PF
------------------------------------------------------------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                                                |_|
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                        U.S.A.
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NUMBER OF    |    7  SOLE VOTING POWER
             |
SHARES       |         20,000
             |  --------------------------------------------------------------------------------------------------------------------
BENEFICIALLY |    8  SHARED VOTING POWER
             |
OWNED BY     |         682,500
             |  --------------------------------------------------------------------------------------------------------------------
EACH         |
             |    9  SOLE DISPOSITIVE POWER
REPORTING    |
             |         20,000
PERSON WITH  |  --------------------------------------------------------------------------------------------------------------------
             |
             |    10  SHARED DISPOSITIVE POWER
             |
             |         682,500
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      702,500
------------------------------------------------------------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES                                                                                                     |_|
------------------------------------------------------------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
------------------------------------------------------------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                      IN
====================================================================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

         Item 1. Security and Issuer.

         This Statement on Schedule 13-D ("Statement") is filed with respect to the Common Stock, par value $0.001 per share, of Cardiothoracic Systems, Inc. (the "Issuer"), whose principal executive offices are located at 3280 Alpine Road, Portola Valley, California 94028. Such class of securities is hereinafter referred to as "CTSI Common Stock."

         Item 2. Identity and Background.

         This Statement is filed jointly by The Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences") (collectively, the "Partnerships") and Stephen D. Baksa ("Baksa"). Each of the Partnerships is a Delaware limited partnership whose business address is 18 Bank Street, Summit, New Jersey 07901. The sole general partner of each of the Partnerships is The Vertical Group, L.P. ("Group"), a Delaware limited partnership whose business address is 18 Bank Street, Summit, New Jersey 07901. The general partners of Group are Baksa, Richard B. Emmitt, Jack W. Lasersohn and John E. Runnells (collectively, the "Individuals"), each of whom is a United States citizen and has a business address of 18 Bank Street, Summit, New Jersey 07901. Each of the Partnerships, Group and the Individuals is engaged principally in the business of securities investment. During the past five years, neither of the Partnerships nor Group nor any of the Individuals has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3. Source and Amount of Funds or Other Consideration.

         As of June 4, 1998, Associates owned 577,000 shares of CTSI Common Stock, which it acquired at an aggregate cost of $1,058,872, Life Sciences owned 105,500 shares of CTSI Common Stock, which it acquired at an aggregate cost of $695,377, and Baksa owned 20,000 shares of CTSI Common Stock, which he acquired at an aggregate cost of $210,000. All of the 702,500 shares of CTSI Common Stock collectively owned by the Partnerships and Baksa are hereinafter referred to as the "Shares". The source of funds used by each Partnership to acquire the Shares owned by it was such Partnership's internal cash funds and by Baksa was his personal funds.

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         Item 4. Purpose of Transaction.

         The Partnerships and Baksa have acquired the Shares for investment and, depending on prevailing market prices and other factors, may purchase additional shares of CTSI Common Stock or sell some or all of the Shares from time to time. Except as set forth above, the Partnerships and Baksa have no current plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

         Item 5. Interest in Securities of the Issuer.

         (a) and (b) Of the total Shares beneficially owned by the Partnerships and Baksa, 577,000 shares (approximately 4.2% of the total outstanding) are directly and beneficially owned by Associates, 105,500 shares (approximately 0.8% of the total outstanding) are directly and beneficially owned by Life Sciences, and 20,000 shares (approximately 0.1% of the total outstanding) are directly and beneficially owned by Baksa. Subject to the next succeeding paragraph, each of the Partnerships and Baksa has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares directly and beneficially owned by such person.

         In addition, Group may be deemed to be the beneficial owner of all 682,500 Shares (approximately 4.9% of the total outstanding) collectively owned by the two Partnerships because, as the sole general partner of both Partnerships, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals (including Baksa) may be deemed to be the beneficial owner of all 682,500 Shares (approximately 4.9% of the total outstanding) collectively owned by the two Partnerships because as a general partner of Group (which is the sole general partner of both Partnerships), each such Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

         (c) The chart below lists all transactions in CTSI Common Stock during to past 60 days by any of the persons identified in response to paragraph (a) of this Item 5, all of which transactions were purchases of CTSI Common Stock effected in the open market:



Person
Effecting                            Date of                             Number of                   Price per
Transaction                          Transaction                         Shares                      Share
-----------                          -----------                         ------                      -----

Associates                           April 23, 1998                       10,000                     $ 5.50
Associates                           April 24, 1998                       20,000                     $ 5.96
Associates                           April 28, 1998                       14,000                     $ 5.87
Associates                           April 29, 1998                        6,500                     $ 6.00
Associates                           May 1, 1998                          17,500                     $ 5.94
Associates                           May 6, 1998                           4,000                     $ 5.81
Associates                           May 8, 1998                          12,500                     $ 6.00
Associates                           May 28, 1998                         10,000                     $ 5.00
Associates                           June 4, 1998                          7,500                     $ 4.81
Life Sciences                        April 23, 1998                        5,000                     $ 5.50
Life Sciences                        April 24, 1998                        9,500                     $ 5.96
Life Sciences                        April 28, 1998                       14,000                     $ 5.87
Life Sciences                        April 29, 1998                        6,000                     $ 6.00
Life Sciences                        May 1, 1998                          17,500                     $ 5.94
Life Sciences                        May 6, 1998                           3,500                     $ 5.81
Life Sciences                        May 8, 1998                          12,500                     $ 6.00


                                       -7-

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Life Sciences                        May 28, 1998                         10,000                     $ 5.00
Life Sciences                        June 4, 1998                          7,500                     $ 4.81



         (d) and (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described in the second paragraph of Item 5 (a) and (b) of this Statement and in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the persons named in Item 2 of this Statement, or between or among any of such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Since Group is the sole general partner of each Partnership and Baksa is a general partner of the Group, it is likely that the Partnerships and Baksa, although not obligated to do so, will in general adopt similar strategies with respect to their investments in the Issuer (including with respect to the acquisition, disposition and voting of CTSI Common Stock). In addition, Group, as general partner of each of the Partnerships, may from time to time combine orders to purchase or sell CTSI Common Stock on behalf of the Partnerships into a single purchase or sale order and thereafter allocate such purchase or sale between the Partnerships on an average price basis.

         Item 7. Material to be Filed as Exhibits.

         Exhibit 1 -- Joint Filing Agreement dated June 11, 1998.

         Signature.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

June 11, 1998             VERTICAL FUND ASSOCIATES, L.P.
                          BY: THE VERTICAL GROUP, L.P.
                              General Partner



                          By:   /s/ John E. Runnells
                                ------------------------------
                                John E. Runnells
                                General Partner

                          VERTICAL LIFE SCIENCES, L.P.
                          BY: THE VERTICAL GROUP, L.P.
                              General Partner


                          By:   /s/ John E. Runnells
                                ------------------------------
                                John E. Runnells
                                General Partner




                                /s/ Stephen D. Baksa
                                ------------------------------
                                Stephen D. Baksa



                                       -9-

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